UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
(Amendment No. 2)

GENERAL FINANCE CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

369822101
(CUSIP Number)

Ronald F. Valenta 39 East Union Street Pasadena, CA 91103
(Name; Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Ronald F. Valenta I.R.S. Identification No. of Above Person (entities only) ______________________

2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds
PF

5	Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
United States

	7	Sole Voting Power
		4,333,292

Number of	8	Shared Voting Power
Shares		54,375
Beneficially
Owned by	9	Sole Dispositive Power
Each Reporting		4,333,292
Person With
	10	Shared Dispositive Power
		54,375

11	Aggregate Amount Beneficially Owned by Each Reporting Person
4,387,667

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
19.9%

14	Type of Reporting Person
IN

ITEM 1.	SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, par value $.0001 per share (“Common Stock”), of General Finance Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 39 East Union Street, Pasadena, CA 91103.

ITEM 2.	IDENTITY AND BACKGROUND

This statement is filed by Ronald F. Valenta (the “Reporting Person”). His business address is at 39 East Union Street, Pasadena, CA 91103. His is the Chief Executive Officer of the Issuer.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding of the type required to be disclosed under this Item 2.

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person used personal funds to acquire the securities of the Issuer.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Person is the Chief Executive Officer and a director of the Issuer. As such, he participates in the planning and decisions of the Board of Directors and management of the Issuer.

He acquired 1,410,000 shares of the Common Stock of the Issuer in connection with forming the Issuer in 2005.  His wife and minor children acquired 27,000 shares of the Common Stock in the open market following the initial public offering. He acquired 1,168,466 warrants to purchase the Common Stock in the open market.

From May 2, 2008 until May 30, 2008 (the “Offer Period”), the Issuer extended a tender offer to holders of 9,208,333 of the Company’s warrants (the “ Warrants ”), which consist of 8,625,000 Warrants issued on April 5, 2006 in the Company’s initial public offering (the “ IPO ”) and 583,333 Warrants issued to the Reporting Person and John O. Johnson in a private placement immediately prior to the Company’s IPO, to reduce the exercise price of such Warrants from $6.00 to $5.10 per Warrant during the Offer Period.  Pursuant to the tender offer, the Reporting Person exercised 641,953 warrants and received 641,953 shares of common stock.

In connection with the Issuer’s acquisition of Mobile Office Acquisition Corp. and its subsidiary Pac-Van, Inc. pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”) dated July 28, 2008 among the Issuer, GFN North America Corp., Mobile Office Acquisition Corp. and certain other parties, the Reporting Person received 1,171,339 shares of restricted common stock of the Issuer. As a result of these transactions the Reporting Person held a total of 3,250,292 Shares and 540,013 Warrants for a total beneficial ownership of 3,790,305, representing approximately 21.3% of the outstanding common stock of the Issuer.

In connection with the Issuer’s rights offering which concluded on June 25, 2010, the Reporting Person acquired 740,000 units (the “Units”).  His wife and minor children acquired 18,250 Units in the rights offering.  Each Unit consists of one share of common stock and one three-year warrant to acquire 0.5 shares of common stock at an exercise price of $4.00 per share.  As a result of these transactions, the Reporting Person, his wife and his minor children held a total of 4,008,542 Shares and 919,138 Warrants for a total beneficial ownership of 4,927,680, representing approximately 22.4% of the outstanding common stock of the Issuer.

On June 30, 2010, all of the remaining Warrants issued on April 5, 2006 in the IPO expired, including the 540,013 warrants issued in the IPO owned by the Reporting Person.  As a result of these transactions, the Reporting Person, his wife and his minor children held a total of 4,008,542 Shares and 758,250 Warrants for a total beneficial ownership of 4,387,667, representing approximately 19.9% of the outstanding common stock of the Issuer.

Depending upon market conditions and other factors that the Reporting Person deems material, (i) subject to his obligations pursuant to that certain Stockholders Agreement dated October 1, 2008 among the Issuer, the Reporting Person and certain other parties, he may purchase additional shares of Common Stock or other securities of the Company in the open market, in private transactions or from the Company, or may dispose of all or a portion of the shares of Common Stock or other securities of the Company that he now owns or hereafter may acquire, and (ii) he may from time to time develop plans respecting, or propose changes in, the management, composition of the board of directors, policies, operations, capital structure or business of the Company, including a possible recapitalization or sale of the Company. Except as described in the preceding sentence, the Reporting Person does not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions. The Reporting Person reserves the right to formulate plans or make proposals, and take such actions with respect to his investment in the Company, including any or all of the items specified in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions and any other actions as he may determine.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The Reporting Person beneficially owns 4,378,542 shares of Common Stock, representing approximately 19.9% of the Common Stock of the Issuer, calculated in accordance with Rule 13d-3. These shares include 370,000 shares that may be acquired upon exercise of warrants.

The Reporting Person has sole voting and investment power with respect to all of the shares beneficially owned except for 45,250 shares owned by his wife and minor children, as to which he shares voting and investment power with his wife.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

The Reporting Person is a party to that certain Amended and Restated Registration Rights Agreement dated March 3, 2006 (the “ Registration Rights Agreement”), by and among the Issuer, the Reporting Person and certain other stockholders of the Issuer (the “ Registration Rights Stockholders”), and relating to 1,410,000 shares of Common Stock held by the Reporting Person.

Pursuant to the Registration Rights Agreement, the Reporting Person and the Registration Rights Stockholders have two demand and unlimited piggyback registration rights with respect to the shares of Common Stock held by such persons. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements requested pursuant to the Registration Rights Agreement.

The Reporting Person is a party to that certain Stockholders Agreement dated October 1, 2008(the “Stockholders Agreement”) by and among the Issuer, the Reporting Person and certain other stockholders.  Pursuant to the Stockholders Agreement the Issuer agrees to file a registration statement with respect to the 1,171,339 shares of restricted common stock issued to the Reporting Person pursuant to the Merger Agreement.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

Signature

After reasonable inquiry and to the best of its, his or her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July 2, 2010

/s/ Ronald F. Valenta
Ronald F. Valenta

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